SECUR 13014371 SSION

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 20 2013
WASH, DC
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 Mt. Diablo Blvd., Suite 335
(No. and Street)

Walnut Creek, California 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory E. Schultz (925) 932-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/27
DD 8/29/13
OD 9/27/13

OATH OR AFFIRMATION

I, Gregory E. Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Planning, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Rita Jo Estrada

Notary Public

RITA JO ESTRADA
COMM. #1879497
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Comm. Exp. FEB. 6, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 14th day of August, 2013, by Gregory E. Schultz, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

RITA JO ESTRADA
COMM. #1879497
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Comm. Exp. FEB. 6, 2014
MGC1

(Seal) Signature Rita Jo Estrada

RETIREMENT PLANNING, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2013

K. H. Wm. KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

July 19, 2013

Board of Directors
Retirement Planning, Inc.
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

REPORT OF INDEPENDENT AUDITOR

Report on the Financial Statements

I have audited the accompanying statement of financial condition of **Retirement Planning, Inc.** as of **June 30, 2013**, and related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with The Public Company Accounting Oversight Board of the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to **Retirement Planning, Inc.'s** preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Retirement Planning, Inc.'s** internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Continued on next page

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Retirement Planning, Inc.** as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplementary Schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Supplementary Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

K. H. Wm. Krueger
Certified Public Accountant

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

RETIREMENT PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS

CASH AND CASH EQUIVALENTS		$ 125 460
MONEY MARKET FUNDS		13 699
COMMISSIONS RECEIVABLE FROM MUTUAL FUNDS		50 280
MARKETABLE SECURITIES		67 048
PREPAID INCOME TAXES		206
FURNITURE AND EQUIPMENT, less accumulated depreciation of $31,557		
		$ 256 693

LIABILITIES AND SHAREHOLDERS EQUITY

ACCRUED PROFIT SHARING CONTRIBUTION		$ 41 815
DEFERRED INCOME TAX		7 327
TOTAL LIABILITIES		49 142
SHAREHOLDERS EQUITY:		
Common Stock - no par value:		
Authorized 100,000 shares		
Issued and outstanding 6,000 shares	$ 6 000	
Retained earnings	201 551	207 551
		$ 256 693

See notes to financial statements

RETIREMENT PLANNING, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2013

REVENUES:		
Commissions		$ 598 641
Interest, dividends and capital gains		2 891
Unrealized gain on securities		8 705
		610 237
EXPENSES:		
Officer Salary	$ 158 000	
Employee salaries and commissions	240 116	
Pension plan contribution	99 526	
Other operating expenses	78 030	
Rent	16 786	592 458
INCOME BEFORE TAXES		17 779
INCOME TAXES ($1,900 deferred)		3 700
NET INCOME		$ 14 079

See notes to financial statements

RETIREMENT PLANNING, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

YEAR ENDED JUNE 30, 2013

	Common Stock	Retained Earnings	Total Shareholder's Equity
Balance at July 1, 2012	$ 6 000	$ 187 472	$ 193 472
Net Income		14 079	14 079
Balance at June 30, 2013	$ 6 000	$ 201 551	$ 207 551

See notes to financial statements

RETIREMENT PLANNING, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2013

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 14 079
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Deferred income taxes		1 906
Changes in assets and liabilities:		
Commissions receivable	(654)	
Income taxes	322	
Pension contribution	(4 810)	(5 142)
NET CASH PROVIDED BY OPERATING ACTIVITIES		10 843
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Unrealized gain on securities	(8 705)	
NET CASH USED BY INVESTMENT ACTIVITIES		(8 705)
NET INCREASE IN CASH		2 138
CASH AND CASH EQUIVALENTS, beginning of year		137 021
CASH AND CASH EQUIVALENTS, end of year		139 159
INCOME TAXES PAID		$ 1 794

See notes to financial statements

RETIREMENT PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Retirement Planning, Inc. is a licensed securities broker-dealer registered with the SEC and FINRA and is engaged in the sale of mutual funds and annuities, primarily in Northern California.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the declining balance method based on the estimated useful lives of the related assets.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Valuation of Securities Not Readily Marketable

Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at the estimated fair value as determined by the Board of Directors.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with GAAP. GAAP prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken on a tax return. GAAP also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. There was no impact on total liabilities or stockholders equity as a result of the adoption of these provisions.

The tax years that remain subject to examination by major tax jurisdictions start with the year 2009.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Subsequent events have been evaluated through July 19, 2013 which is the date the financial statements were available to be issued.

NOTE B - LEASE

The Company leases its office under a non cancelable operating lease which expires in November, 2014. Minimum rental payment for the next year is:

2014: $ 21,500

The Company leases two thirds of its office to an entity in which the shareholder has a fifty percent interest.

NOTE C - PENSION PLAN

The Company has adopted a profit sharing plan covering all full time employees. The plan provides for contributions by the company in such amounts that are determined annual by the Board of Directors. The Company funds pension plan costs as accrued.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $5,000 or one-fifteenth of "aggregate indebtedness" as defined under the net capital rules. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2013, the Company had net capital of $196,914 and aggregate indebtedness of approximately $49,142 a ratio of .25 to 1.0.

NOTE E - FAIR VALUE MEASUREMENT

GAAP establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

NOTE E - FAIR VALUE MEASUREMENT (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2013:

Assets:	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 139,159	$	$	$ 139,159
Equity securities	67,048			67,048
Total	$ 206,207			$ 206,207

SUPPLEMENTAL INFORMATION

RETIREMENT PLANNING, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

PURSUANT TO RULE 15c3-1

JUNE 30, 2013

COMPUTATION OF NET CAPITAL		
Stockholders equity		$ 207 551
HAIRCUTS ON SECURITIES		
Money market account	$ 274	
Common stock	10 057	
Total haircuts		(10 331)
NON ALLOWABLE ASSETS		
Prepaid income taxes	$ 306	
Total non-allowable assets		(306)
NET CAPITAL		$ 196 914
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness - liabilities from Statement of Financial Condition		$ 49 142
Ratio of aggregate indebtedness to net capital		.25 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate Indebtedness)		$ 3 278
Minimum dollar net capital requirement		$ 5 000
Net capital requirement (greater of above two amounts)		$ 5 000
Excess net capital		$ 191 914

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited Focus Report, Part I(a), as of June 30, 2013, as amended.

RETIREMENT PLANNING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

JUNE 30, 2013

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

RETIREMENT PLANNING, INC.

SECURITIES INVESTORS PROTECTION CORPORATION

JUNE 30, 2013

The Company is excluded from filing with SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970.

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

July 19, 2013

Board of Directors
Retirement Planning, Inc.
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

In planning and performing my audit of the financial statements of **Retirement Planning, Inc.** as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the Securities and Exchange Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2013, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountant